UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 63577 / December 20, 2010

Admin. Proc. File No. 3-13967

In the Matter of

THE COLONIAL BANCGROUP, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed, and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of Commission's Rules of Practice, that the initial decision of the administrative law judge[*] has become the final decision of the Commission. The order contained in that decision is hereby declared effective. That order revoked the registrations of all classes of securities of The Colonial Bancgroup, Inc., pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[*] *The Colonial Bancgroup, Inc*, Initial Decision Rel. No. 406 (Nov. 15, 2010), ___ SEC Docket___.

INITIAL DECISION NO. 406
ADMINISTRATIVE PROCEEDING
FILE NO. 3-13967

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

In the Matter of	:	
	:	INITIAL DECISION
THE COLONIAL BANCGROUP, INC.	:	November 15, 2010
	:	

APPEARANCES: Kristin B. Wilhelm, M. Graham Loomis, and Aaron W. Lipson for the Division of Enforcement, Securities and Exchange Commission

Rufus T. Dorsey, IV, C. Edward Dobbs, and J. David Freedman for The Colonial BancGroup, Inc.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 14, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that The Colonial BancGroup, Inc. (Colonial) has common stock registered with the Commission under Section 12(g) of the Exchange and failed to file required periodic reports. The OIP directed issuance of an Initial Decision by November 16, 2010. Colonial's Answer, filed on August 5, 2010, states that it is a debtor under Chapter 11 of the Bankruptcy Code pursuant to an August 25, 2009, filing in the United States Bankruptcy Court for the Middle District of Alabama.

A prehearing conference was held on August 11, 2010. On August 27, 2010, a Joint Motion for Stay was granted pursuant to Rule 161(c)(2) of the Commission's Rules of Practice based on the parties' representation that they had reached an agreement in principle to a settlement on all major terms. The Stay lapsed on October 4, 2010, when the Division of Enforcement (Division) advised this Office that it would not recommend the Offer of Settlement to the Commission. A second prehearing conference was held on October 8, 2010. The parties agreed to continue settlement discussions.

On October 13, 2010, the Division informed my Office that settlement was not possible. On October 27, 2010, I ordered the Division to file a motion for summary disposition by November 8, 2010. On November 1, 2010, the Division filed a Motion for Summary Disposition and Memorandum of Law in Support Pursuant to Rule 250 of the Commission's Rules of Practice (Motion for Summary Disposition). Colonial filed a Response and Limited Objection to the Motion for Summary Disposition (Response) on November 9, 2010. Colonial does not object to suspension or revocation of each class of Colonial's registered securities; its Response is to ensure that there are no factual findings beyond those admitted. (Response at 1-2.)

SUMMARY DISPOSITION

Rule 250(a) of the Commission's Rules of Practice provides that, after a respondent's answer has been filed and documents have been made available to that respondent for inspection and copying, a party may make a motion for summary disposition of any or all allegations of the OIP with respect to that respondent.

I find that the Division has complied with Commission Rule of Practice 230 which requires the Division to make available to a party for inspection and copying documents obtained by the Division prior to the issuance of the OIP in connection with the investigation leading to the Division's recommendation that the Commission institute the proceeding. The Division has made its investigative file available to Colonial provided Colonial signs a confidentiality agreement. (Aug. 11, 2010, PH Tr. 4; Oct. 8, 2010, PH Tr. 8-10.) Colonial admittedly does not need access to the Division's file to defend the allegations in the OIP; it wants to review the files to obtain documentation to explore claims that Colonial might have relative to resolving its bankruptcy status. (Aug. 11, 2010, PH Tr. 8-9; Oct. 8, 2010, PH Tr. 6-7, 13.) The Division's insistence on a confidentiality agreement because the files contain materials provided by other government agencies is reasonable in these circumstances.

Rule 250(a) of the Commission's Rules of Practice provides that the facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323 of the Commission's Rules of Practice. The hearing officer may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to summary disposition as a matter of law.

Colonial does not deny the allegations in the OIP that it had securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and it failed to file required annual and quarterly reports. (Answer at 3-4; Response at 3.) The OIP also alleges that Colonial did not file all required Forms 8-K because it was aware, since August 2009, that its previously-issued financials should not be relied on. (OIP at 2.) Colonial does not admit these allegations. (Response at 3-4.) It admits that it did not file an Item 4.02 Form 8-K disclosing a non-reliance on previously-issued financial statements, but it is not aware when any of its officers, directors, or employees became aware that the financials should not be relied on. (Answer at 3-4.)

I grant the Motion for Summary Disposition as to allegations that Colonial had securities registered with the Commission and failed to file required annual and quarterly reports. These material facts are not in dispute.

FINDINGS OF FACT

My factual findings are based on the Answer, the prehearing conference transcripts, and Exhibit A to the Motion for Summary Disposition, excerpts of Colonial's Form 10-K for the fiscal year ended December 31, 2008, and Colonial's Response.

Colonial, Central Index Key No. 0000092339[1], is a Delaware corporation organized in 1974 as a bank holding company, headquartered in Montgomery, Alabama. (Answer at 3; Exhibit A at 1, 3.) The State of Alabama Banking Department closed Colonial Bank, a subsidiary of Colonial, on August 14, 2009, and the Federal Deposit Insurance Corporation was appointed as receiver and seized Colonial's assets. (Answer at 1.) On August 25, 2009, Colonial filed a petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Alabama. (Answer at 1; The Colonial BancGroup, Inc., No. 09–32303 (DHW).)

Colonial's common stock is registered with the Commission pursuant to Exchange Act Section 12(g) and is quoted on the "Pink Sheets," operated by Pink OTC Markets Inc., under the symbol "CBCGQ" or "CBCGQ.PK."[2] (Answer at 3.) Colonial is required to file periodic reports with the Commission pursuant to Section 13 of the Exchange Act. (Answer at 3; Exhibit A at 1.) It has not filed an annual report on Form 10-K since March 2, 2009, and it has not a filed quarterly report on Form 10-Q since May 8, 2009. (Answer at 3-4.)

CONCLUSIONS OF LAW

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. The case law establishes that compliance with Section 13(a) of the Exchange Act is important to investors. See SEC v. Beisinger Indus. Corp. 552 F.2d 15, 18 (1st Cir. 1977); America's Sports Voice, Inc., 90 SEC Docket 879, 885 (Mar. 22, 2007); Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 443 (May 31, 2006).

Colonial is delinquent in its periodic filings with the Commission. As a result, Colonial has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 thereunder.

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[1] The Central Index Key is a Commission numbering system for filing companies.

[2] The Division contends that "Colonial's stock still trades at a rate of several hundred thousand shares a day, generally between $0.01 and $0.03. See Colonial BancGroup (CBCGQ) Report, http://investing.businessweek.com." (Motion for Summary Disposition at 4.)

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules, thereunder. The Division supports its position that revocation is required by citing Gateway, 88 SEC Docket at 439 and arguing that Colonial's conduct was serious, the violations were repeated, recurrent, and ongoing, evidenced a high degree of culpability, and that Colonial has not taken steps to ensure compliance, has not made efforts at remedying the outstanding filings, or given assurances against future violations. (Motion for Summary Disposition at 6-11.) Gateway was the first litigated appeal in which the Commission had to decide the appropriate sanction under Exchange Act Section 12(j) where the issuer violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. The record of the one-day hearing included testimony from four witnesses. Here there was no hearing because there were no material disputed facts, Colonial admitted that it did not file the required annual and quarterly reports, it did not put forward mitigating circumstances, and it accepts revocation of its registered securities. Colonial, represented by a bankruptcy trustee, argues strenuously that Gateway is irrelevant and that a Gateway analysis requires findings beyond what it admitted in its Answer. (Response at 3-4.)

It is not clear whether it is required to consider all the factors set out in Gateway to establish that revocation of the registration of securities is "necessary or appropriate for the protection of investors," where the Respondent admits the violations and does not oppose revocation of its registered securities.[3] I find that revocation of Colonial's registered securities is necessary and appropriate for the protection of investors because Colonial's failure to file annual and quarterly reports since March 2, 2009, and May 8, 2009, respectively, was serious and repeated, and compliance with Section 13(a) of the Exchange Act is important to investors.

ORDER

For all the reasons stated, I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of The Colonial BancGroup, Inc., is revoked.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R.

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[3] In determining what sanctions will protect the investing public, the Commission will consider, among other things, "the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against future violations." Gateway at 439. This record does not permit a finding on the degree of culpability involved or efforts to remedy past violations. Colonial's willingness to accept revocation of the registration of its securities is a credible assurance against future violations.

§ 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Brenda P. Murray
Chief Administrative Law Judge